HENDERSON INVESTMENT LIMITED

082-03964

Our Ref.:   HASE/TL/HI/05331

13th March, 2008

08001389

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Henderson Investment Limited (Stock Code : 97)
Announcement – Date of Board Meeting

We enclose for your information a copy of the Company's announcement on 12th March, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 · 傳真 Fax: (852) 2908 8838 · 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

DATE OF BOARD MEETING

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 27 March 2008, for the purpose of, among other things, approving the publication of the interim results announcement of the Company and its subsidiaries for the six months ended 31 December 2007 and considering the payment of the interim dividend.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 12 March 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.



HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.:   HASE/TL/HL/05331

13th March, 2008

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Henderson Land Development Company Limited (Stock Code : 12)
        Announcement – Date of Board Meeting

We enclose for your information a copy of the Company's announcement on 12th March, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

DATE OF BOARD MEETING

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 27 March 2008, for the purpose of, among other things, approving the publication of the interim results announcement of the Company and its subsidiaries for the six months ended 31 December 2007 and considering the payment of the interim dividend.


By Order of the Board
Timon LIU Cheung Yuen
Company Secretary


Hong Kong, 12 March 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.



END